Mail Stop 3-8


								August 15, 2005


By U.S. Mail

Peter Wanner
Chief Financial Officer
First National Power Corporation
#219-227 Bellevue Way NE
Bellevue, WA 98004

RE:	First National Power Corporation
	File No. 333-62588
	Form 10-KSB for the year ended December 31, 2004


Dear Mr. Wanner,

	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

							Sincerely,




							Michael Moran, Esq.
Branch Chief